UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-40613

DIGIASIA CORP.

(Registrant)

One Raffles Place #28-02

Singapore 048616

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On April 1, 2025, DigiAsia Corp. issued a press release to report a strong full year 2023, 2024 financial update, and positive 2025 guidance on its core business. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Financial Statements and Exhibits

Exhibit	Description of Exhibit

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIASIA CORP.
(Registrant)

Date April 1, 2025	By	/s/ Prashant Gokarn
Prashant Gokarn
Co-Chief Executive Officer